MYLAN LABORATORIES INC.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317
Telephone: (724) 514-1800
December 14, 2005
VIA FACSIMILE AND EDGAR TRANSMITTAL
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention: Sonia Barros

RE:	Mylan Laboratories Inc.
Registration Statement on Form S-4 (No. 333-129823)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mylan Laboratories Inc., a Pennsylvania corporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-4 (No. 333-129823) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time on Friday, December 16, 2005, or as soon thereafter as practicable.
     Pursuant to your letter informing the Company of the Commission’s decision to limit its review of the Registration Statement, we hereby acknowledge that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Moreover, the Company acknowledges that it may not assert the Commission’s limited review action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of such effectiveness by a telephone call to Andrea Nicolas at (212) 735-3416 and that such effectiveness be confirmed in writing.

Very truly yours, MYLAN LABORATORIES INC.
By:	/s/ Edward J. Borkowski
Name: Edward J. Borkowski
Title: Chief Financial Officer